SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM 6-K
                                --------------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 29, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
              ----------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

              ----------------------------------------------------




    (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------


                                 CNOOC Limited
              (Incorporated in Hong Kong with limited liability)

                  ANNUAL GENERAL MEETING HELD ON 29 May 2003
                                 POLL RESULTS

         CNOOC Limited ("the Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 29 May 2003 as follows:-

-------------------------------------------------------------------------------------------------------------------
                                    Resolutions                                   Number of Votes (%)

                                                                      ---------------------------------------------
                                                                              For                  Against

-------------------------------------------------------------------------------------------------------------------
1.             To receive and consider the Audited Accounts for the      6,796,183,961              14,700
               year ended 31 December 2002 together with the                99.999%                 0.001%
               Reports of the Directors and the Auditors thereon.

               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

-------------------------------------------------------------------------------------------------------------------
     2.        To declare the final dividend for the year ended 31       6,793,153,861            3,198,500
               December 2002 and special cash dividend.                     99.953%                 0.047%

               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

-------------------------------------------------------------------------------------------------------------------
    3(i).      To re-elect Mr. Jiang Longsheng as Director.              6,683,595,061            87,593,200
                                                                            98.706%                 1.294%

               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

-------------------------------------------------------------------------------------------------------------------
   3(ii).      To re-elect Mr. Luo Han as Director.                      6,683,593,021            87,591,200
                                                                            98.706%                 1.294%

               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
               ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
   3(iii).     To re-elect Mr. Chiu Sung Hong as Director.               6,684,583,021            87,601,200
                                                                            98.706%                 1.294%
               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

-------------------------------------------------------------------------------------------------------------------
     4.        To re-appoint Ernst & Young as Auditors and to            6,779,641,461            16,702,700
               authorize the Directors to fix their remuneration.           99.754%                 0.246%

               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
     5.        To grant a general mandate to the Directors to            6,796,100,241             175,160
               repurchase shares in the Company not exceeding 10%           99.997%                 0.003%
               of the aggregate nominal amount of the existing
               issued share capital.

               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
               ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
     6.        To grant a general mandate to the Directors to            6,724,996,901           136,004,958
               issue, allot and deal with additional shares not             98.018%                 1.982%
               exceeding 20% of the existing issued share capital.

               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

-------------------------------------------------------------------------------------------------------------------
     7.        To extend the general mandate granted to the              6,777,384,115            13,676,846
               Directors to issue, allot and deal with shares by            99.799%                 0.201%
               the number of shares repurchased.

               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

-------------------------------------------------------------------------------------------------------------------
     8.        To authorize the Directors to fix the remuneration        6,743,835,821            27,411,480
               of the members of any committee appointed by the             99.595%                 0.405%
               Directors as they think fit from time to time and to
               charge such remuneration to the current expenses of
               the Company.

               ----------------------------------------------------------------------------------------------------
               As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

-------------------------------------------------------------------------------------------------------------------



                                                                              For and on behalf of
                                                                                 CNOOC Limited
                                                                                   Cao Yunshi
                                                                               Company Secretary


                                                                              Hong Kong, 29 May 2003




                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                 CNOOC Limited


                                                 By:  /s/ Cao Yunshi
                                                    ----------------------
                                                    Name:  Cao Yunshi
                                                    Title:  Company Secretary

Dated: May 29, 2003


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